UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 March, 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH plc 2010 results - year ended 31st Dec. 2010

2010 FULL YEAR RESULTS

Year ended 31 December	2010	2009	% change
	€ m	€ m
Sales revenue	17,173	17,373	-1%
EBITDA*	1,615	1,803	-10%
Impairment charges **	(124)	(41)
Profit on disposals	55	26
Profit before tax and impairment charges	658	773	-15%
Profit before tax	534	732	-27%
	€ cent	€ cent
Earnings per share	61.3	88.3	-31%
Cash earnings per share	194.6	214.7	-9%
Dividend per share	62.5	62.5	-
* EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges) excludes profit on disposals and CRH's share of associates' profit after tax.
** 2010 impairment charges include €22 million related to associates

· EBITDA of €1,615 million, in line with November trading update guidance

· Profit before tax and impairment charges of €658 million; November update indicated €620 to €650 million

· Profit before tax of €534 million; November update indicated €520 to €550 million

· Earnings per share of 61.3c (2009: 88.3c)

· Dividend per share maintained at 62.5c

· Operating cash flow of €665 million; strong working capital inflows and restraint on capital expenditure

· Total acquisition spend of €567 million

· Successful US$750 million bond issue in November

· Year-end net debt down €0.25 billion to €3.5 billion; net debt/EBITDA at 2.2x; EBITDA/net interest at 6.5x

· One of the strongest balance sheets in the sector

Myles Lee, Chief Executive, said today:

"Overall demand across the Group appears to have stabilised in the past three months and, assuming no major market dislocations, we believe that it is reasonable to look forward to like-for-like revenue growth for 2011 as a whole. The level of price progress achieved in 2011 will be key to revenue growth and to the recovery of higher input costs. Acquisitions completed over the last eight months are expected to add to the Group's performance in 2011 and with a strong balance sheet we have the capacity, where we see value, to capitalise on a growing pipeline of opportunities. With significant adjustments to our cost and operational base over the past three difficult years, we look to a year of progress in 2011 and to stronger upward momentum thereafter."

Announced Tuesday, 1 March 2011

This Results Announcement contains certain forward-looking statements as defined under US legislation.By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee Chief Executive Maeve Carton Finance Director

Éimear O'Flynn Head of Investor Relations Rossa McCann Head of Group Finance & Treasury

2010 FULL YEAR RESULTS

OVERVIEW

Sales revenue for 2010 was broadly in line with 2009 at €17.2 billion; on a like-for-like basis, excluding the impact of acquisitions and translation, sales declined by 7%.

EBITDA for the year, after once-off charges of €100 million (2009: €205 million) associated with our cost reduction programme, declined by 10% to €1,615 million, and was in line with the guidance provided in the trading update of 9 November 2010.

Depreciation and amortisation charges amounted to €917 million (2009: €848 million) including impairment charges of €102 million (2009: €41 million) relating to subsidiaries and joint ventures. In addition, impairment charges of €22 million relating to associates are included in the Group's reported €28 million share of associates' profit after tax, bringing total impairment charges to €124 million (compared with guidance of €100 million in November update).

Operating profit decreased 27% to €698 million. Profit before tax and impairment charges declined 15% to €658 million (2009: €773 million), and compares with the guidance of €620 to €650 million provided in our November update. After impairment charges, profit before tax of €534 million represents a decline of 27% compared with 2009 (guidance in November update was €520 to €550 million). Earnings per share decreased by 31% to 61.3c (2009: 88.3c).

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' profit after tax is included as a single line item in arriving at Group profit before tax.

Operating cash flow, after dividends and before scrip dividend-related share issues, amounted to €665 million, and reflects both strong working capital inflows and continuing restraint by the Group on capital expenditure.

Year-end net debt of €3.5 billion was lower than 2009 (€3.7 billion) despite expenditure during 2010 of over €1 billion on acquisitions and capital expenditure projects. With 2010 EBITDA/net interest cover at 6.5 times, and year-end net debt/EBITDA cover at 2.2 times, CRH continues to have one of the strongest balance sheets in the sector.

Note 3 on page 17 analyses the key components of 2010 performance.

DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2009. This gives a total dividend of 62.5c for the year, maintained at last year's level. It is proposed to pay the final dividend on 9 May 2011 to shareholders registered at the close of business on 11 March 2011. A scrip dividend alternative will be offered to shareholders.

DEVELOPMENT

Total acquisition spend for 2010 was €567 million (2009: €458 million), which included 28 traditional bolt-on acquisitions contributing incremental annualised sales of €0.8 billion, of which approximately €0.2 billion has been reflected in our 2010 results. First half expenditure of €159 million included 13 acquisitions across the Materials segments of our businesses in Europe and the United States, and a further investment in northeastern China where our associate, Yatai Building Materials, continued to expand its position.

The second half of the year saw a welcome pick-up in the pace of development activity with total expenditure of €408 million. This included a series of nine further bolt-on acquisitions by our Americas Materials business, extending our geographic reach; in total in 2010, acquisitions by this Division added a total of 579 million tonnes of well-located aggregates reserves across the United States. In Europe in the second half of the year, we added to our materials footprint in Switzerland, and, with the buyout of an additional 50% of our Bauking joint venture, we substantially expanded our presence in the attractive German distribution market.

COST REDUCTION PROGRAMME

The ongoing cost reduction programme commenced by the Group in 2007 to mitigate the impact of the continuing difficult market conditions has been reviewed and extended during 2010 as we instigated further initiatives to improve our efficiency. Our estimate of cumulative annualised savings over the five years 2007 to 2011 is now €2 billion, of which €0.5 billion has been realised in 2010.

The total cost of implementing these initiatives is estimated at €403 million, of which €367 million has been spent to date (€100 million in 2010, €205 million in 2009 and €62 million in 2008).

FINANCE

Operating cash flow, after dividends and before scrip dividend-related share issues, amounted to €665 million. The Group has continued to maintain an intense focus on cash generation throughout 2010, and the cash inflow of €256 million (2009: €661 million) from the decrease in net working capital for the year represents a strong performance in a challenging environment. 2010 also saw continuing restraint by the Group on capital expenditure which at €466 million compared with €532 million in 2009, representing 59% of depreciation (including impairment of property, plant and equipment) (2009: 67%).

In November 2010 CRH, through its subsidiary CRH America, Inc., completed an issue of US$750 million in corporate bonds, consisting of US$400 million of 10-year Notes (coupon 5.75%) and US$350 million of 5-year Notes (coupon 4.125%). In December 2010, the proceeds of this issue were combined with existing cash resources to repay US$93 million of outstanding 5.625% Notes due 2011 and US$657 million of 6.95% Notes due 2012 and to purchase US$36 million of 6.4% Notes due 2033.

Year-end net debt amounted to €3.5 billion (2009: €3.7 billion). The Group finished the year in a very strong financial position with €1.8 billion of cash and cash equivalents and liquid investments; 99% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 88% of which mature after more than one year. In addition, the Group held €1.3 billion of undrawn committed facilities, which had an average maturity of 1.6 years. CRH is therefore well positioned in terms of debt facilities and maturity profile and remains committed to maintaining an investment grade credit rating.

Net finance costs of €247 million for the year were €50 million lower than last year, reflecting lower interest rates and lower net debt levels. The effective tax rate of 17.8% remained broadly consistent with 2009 (18.3%).

OUTLOOK

The rate of decline in like-for-like Group revenues moderated progressively through the second half of 2010 with third and fourth quarter falls of 4% and 2% respectively. Revenues to date in 2011 show a good improvement on 2010, although being early in the year these trends must be regarded with caution particularly against the background of the very severe weather conditions experienced in early 2010.

In Europe, the outlook for our markets in Ireland and the Iberian Peninsula remains extremely challenging. However, we expect good 2011 demand growth in Finland, Poland, Germany, Switzerland and Austria with the outlook being somewhat flatter in the UK, Benelux and France. In the United States, there is continuing evidence that new residential construction activity has bottomed. Recent non-residential indicators suggest a return to growth in 2012, meanwhile we expect to see further, though moderating, declines in this sector in 2011. We expect that the current US federal budgetary deadlock will be resolved over coming weeks providing more certainty regarding highway funding levels for 2011. Against this background, we expect that volumes in our public infrastructure end-use markets are likely to be slightly down in 2011. Our interests in China and Turkey should see further progress in 2011, while cement pricing in India is likely to remain challenging.

Overall demand across the Group appears to have stabilised in the past three months and, assuming no major market dislocations, we believe that it is reasonable to look forward to like-for-like revenue growth for 2011 as a whole. The level of price progress achieved in 2011 will be key to revenue growth and to the recovery of higher input costs. Acquisitions completed over the last eight months are expected to add to the Group's performance in 2011 and with a strong balance sheet we have the capacity, where we see value, to capitalise on a growing pipeline of opportunities. With significant adjustments to our cost and operational base over the past three difficult years, we look to a year of progress in 2011 and to stronger upward momentum thereafter.

SEGMENT REVIEW

EUROPE MATERIALS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	-3%	2,665	2,749	-84	-228	+47	-	-	+97
EBITDA*	-3%	423	434	-11	-73	+4	+37	-	+21
Op.profit*	-2%	251	257	-6	-70	+2	+37	+9	+16
EBITDA/sales		15.9%	15.8%
Op.profit/sales		9.4%	9.3%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €33 million (2009: €70 million); no impairment charges were incurred (2009: €9 million)

Like-for-like sales declined by 8% in 2010, with construction activity in our main European markets hampered by very severe weather at both the beginning and end of the year. The impact of cost reductions, together with the benefits from trading of CO2 allowances (€67 million compared with €22 million in 2009) helped contain the EBITDA decline to 3% in a generally more competitive pricing environment.

2010 saw a pick-up in acquisition activity with €123 million spent on a total of 8 transactions, of which the most significant was the expansion of the Division's aggregates and readymixed concrete business in Switzerland; we continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China.

Europe Materials' operations fall into three main categories: economies in the west and southwest of Europe experiencing severe fiscal imbalances and growing public debt levels; generally stable economies in mainland Europe; and developing economies in Eastern Europe and Asia.

Ireland, Portugal, Spain (20% of EBITDA)

In Ireland, activity again fell steeply during 2010 and cement volumes were 23% lower than 2009. Additional cost-reduction programmes were implemented to reduce capacity; after charging lower restructuring and impairment costs, operating losses reduced. In Portugal, the construction sector contracted by almost 8% in 2010 with the residential sector registering the largest decline. Our 49% joint venture was adversely impacted by reduced domestic demand for both cement and downstream products, but maintained its high level of exports at stable prices; although activities outside Portugal benefited from good demand, overall operating profit was down on 2009. In Spain, construction activity declined by a further 16% in 2010. Lower demand from the residential and non-residential sectors was only partly offset by increased public infrastructure spend and the impact of significant cost savings, and operating profit fell sharply.

Switzerland, Finland, Benelux (40% of EBITDA)

Construction activity in Switzerland rose by 3% in 2010, and volumes in both our cement and aggregates operations were well ahead of last year. Although cement prices were lower than 2009, higher volumes, and further cost reductions in our downstream business, resulted in higher operating profit. In Finland, construction output grew by over 4%, led by a strong rebound in new residential activity. Infrastructure volumes remained stable at strong levels, while non-residential construction continued to decline. A 19% improvement in cement volumes, combined with the benefit of greater use of alternative fuels and other cost reduction initiatives, led to an increase in operating profit. In the Benelux, despite efficiency improvements at our cement trading, readymixed concrete and aggregates business, lower aggregates volumes resulted in a fall in operating profit compared with 2009.

Central and Eastern Europe, Eastern Mediterranean, Asia (40% of EBITDA)

In Poland, construction activity was impacted by very severe weather in the first quarter and again in December, and grew only modestly. Cement volumes were slightly ahead of 2009 and volumes of other products stabilised or improved. Although some price improvement was achieved in the more buoyant second half, margins were under pressure from stiff competition and operating profit was lower than 2009. In Ukraine, severe winter conditions resulted in sharply lower first-quarter volumes, but a pick up in demand in later months saw full-year cement volumes only 10% behind 2009 levels. Unrecovered cost increases, particularly fuel, were only partly offset by the impact of further cost savings, and operating profit was lower. In Turkey, domestic cement demand in the Aegean region and export levels remained steady. Selling prices and operating profit for our 50% joint venture were higher than 2009.

In southern India, market conditions weakened across our 50% cement joint venture's core markets, as newly-commissioned cement capacity put pressure on volumes and prices resulting in lower operating profit than in 2009. In China, further growth in the construction sector, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment volumes, selling prices and profitability increased in line with expectations.

EUROPE PRODUCTS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	-6%	2,817	3,002	-185	-213	-	-	-	+28
EBITDA*	-30%	198	283	-85	-109	-	+25	-	-1
Op.profit*	-91%	11	116	-105	-93	-	+25	-35	-2
EBITDA/sales		7.0%	9.4%
Op.profit/sales		0.4%	3.9%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €16 million (2009: €41 million); impairment charges of €54 million were incurred (2009: €19 million)

Trading conditions for our products businesses in Europe remained difficult in 2010. The first quarter was heavily impacted by a prolonged winter which negatively influenced volumes. The rest of the year showed a moderation in the rate of decline versus 2009 resulting in overall like-for-like sales down 7% for the year. Significant price pressure in many markets adversely impacted our margins and, despite strong cost control EBITDA declined by 30% compared with 2009.

Concrete Products (35% of EBITDA)

Activity was severely affected by the adverse early weather conditions and weaker residential and non-residential construction demand. Our Architectural operations (pavers, tiles and blocks) faced difficult conditions with our Dutch, Danish, German and Slovakian paver businesses suffering from weaker markets and increased price pressure. In contrast, results in our French and Belgian operations improved slightly, driven by targeted commercial initiatives and good cost-control. Further factory closures were made in the Netherlands and France and overall operating costs were reduced significantly. Operating profit in architectural concrete was below 2009.

Our Structural operations (floor and wall elements, beams and vaults) reported operating profit well below 2009. These businesses were severely impacted by difficult conditions in both new residential and new non-residential markets, and experienced increased price pressure due to significant overcapacity in all countries, although our Belgian specialty business which supplies the industrial and farming sector continued to deliver strong results. The ongoing major programme of restructuring initiatives continued in 2010 with production shutdowns and impairment charges.

Clay Products (20% of EBITDA)

In the UK, demand improved quickly after poor weather early in the year as house builders reopened sites. However, industry brick volumes levelled out as the year progressed, with overall growth for the year estimated at approximately 7%. With the benefit of recent years' major reorganisation and cost cutting initiatives, operating profit improved with the uplift in volumes. In the Netherlands, brick markets were very challenging, though paver markets remained more stable. Capacity rationalisation and reduced costs supported an increase in operating profit. In Poland all product markets remained difficult and operating profit declined compared with 2009.

Building Products (45% of EBITDA)

Despite declining volumes, our leading market positions and effective cost-reduction action resulted in an increase in operating profit. Our Construction Accessories business, the market leader in Western Europe, was impacted by falling non-residential demand. This was in part offset by the introduction of innovative products, rigorous cost-control, production efficiencies and good commercial practices, resulting in higher operating profit compared with 2009. Our Outdoor Security Products operations, specialising in entrance control solutions, are mainly active in non-residential construction with a focus on the growing RMI and safety and comfort markets. Volumes in Fencing,Security and Access Systems were lower than in 2009, but operating profit was higher. Our Roller Shutters business delivered a good performance with sales and operating profit substantially exceeding 2009.

Following rigorous strategic analysis, we decided at the end of 2009 to exit the Insulation and Climate Control sectors as we no longer saw a route to becoming a pan-European leader in these segments. In November 2010 we reached agreement to sell the majority of our Insulation business and we expect the sale of our Climate Control businesses to be finalised by mid-2011.

EUROPE DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	-2%	3,566	3,633	-67	-204	+37	-	-	+100
EBITDA*	+5%	214	204	+10	-11	+4	+11	-	+6
Op.profit*	-1%	135	137	-2	-12	+3	+11	-8	+4
EBITDA/sales		6.0%	5.6%
Op.profit/sales		3.8%	3.8%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €4 million (2009: €15 million); impairment charges of €8 million were incurred (2009: nil)

Trading conditions for the Distribution businesses continued to be difficult in 2010 with the residential sectors across most of our markets showing varying degrees of decline. Ongoing focus on price management and procurement optimisation resulted in stable gross margins versus 2009. Operating profit was maintained in line with 2009 with the benefit of acquisition contributions, further cost-reduction measures, improved category management and the operational excellence programmes that we have put in place in recent years.

In August, Europe Distribution acquired 75% of Sax Sanitair, a leading merchant in sanitary ware, heating and plumbing materials ("SHAP") based in western Belgium. With nine branches across the east and west Flanders region, the acquisition is a further step in our strategy to build a European platform in the growing repair, maintenance and improvement focussed SHAP market. In December, we acquired a further 50% stake in the German-based Bauking distribution business raising our ownership from 48% to 98%. With 128 branches and annual sales of approximately €750 million, the business has grown both organically and through acquisition since our initial investment in 2005 and is a leading player in the German distribution market. This acquisition greatly strengthens our existing distribution position in Europe's largest construction market. During 2010 we sold our activities in the kitchen business in the German speaking part of Switzerland and our ironmongery distribution activities in the Netherlands.

Professional Builders Merchants (55% of EBITDA)

With 501 locations in six countries, Professional Builders Merchants has strong market positions in all its regions. Benelux: Markets remained weak in 2010, resulting in a further sales decline. Operating profit was also lower but declined at a relatively slower pace than sales due to strict cost control and margin management. France: Sales stabilised at last year's level. Due to the restructuring actions that started in late 2009 we saw an improvement of our profitability. Switzerland: 2010 proved to be another stable year for Swiss market sales, with operating profit ahead of 2009 due to strong margin management and a better product mix. Austria: The turnaround in performance of this business which commenced in 2008 continued in 2010 resulting in a further increase in operating profit and margins. Germany: Builders Merchants sales in Germany were comparable to 2009 and particularly strong in the second half of 2010. Operating profit improved significantly, reflecting higher margins and successful cost control. Overall operating profit for Builders Merchants was ahead of 2009.

Sanitary, Heating and Plumbing (10% of EBITDA)

Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2010 with robust sales and improved operating profit performance. Our 2010 acquisition in Belgium has performed strongly and has exceeded expectations.

DIY (35% of EBITDA)

Our DIY platform in Europe operates a network of 243 stores under four different brands. The Netherlands: Weakening consumer confidence, which became evident in the fourth quarter of 2009, began to impact the DIY businesses more severely in 2010. Despite further focus on efficient store operations and tight cost-control which enabled us to maintain gross margins, we were not able to fully compensate for the lagging sales performance. Belgium: Our network of 19 stores reported lower sales and operating profit due to weaker consumer confidence and demand. Germany: With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking's 51-store DIY network improved to a more satisfactory level. Portugal: The economic environment continued to be difficult and sales remained under pressure. Due to restructuring measures, operating profit was slightly better than in 2009. Spain: Market circumstances for our Spanish DIY operation in the Alicante/Valencia region remained very challenging throughout 2010 and we decided to exit this business which resulted in rationalisation and impairment charges. Overall DIY operating profit was well below 2009.

AMERICAS MATERIALS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	+3%	4,417	4,280	+137	-302	+215	-	-	+224
EBITDA*	-16%	566	670	-104	-183	+32	+11	-	+36
Op.profit*	-29%	288	407	-119	-174	+22	+11	-	+22
EBITDA/sales		12.8%	15.7%
Op.profit/sales		6.5%	9.5%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs in 2010 amounted to €17 million (2009: €28 million); no impairment charges were incurred in either 2010 or 2009

Americas Materials faced a challenging environment in 2010 with continued volume declines in all product lines, higher energy costs and severe pricing pressure. Market declines were most severe in the Southeast, Mountain West and Northwest, which together contributed over two-thirds of the operating profit shortfall compared with 2009. Aggressive actions to reduce fixed and variable cost helped to mitigate the impact of volume and margin declines; however, overall US Dollar EBITDA was 20% lower than 2009 with operating profit down over 33%.

The Division completed 18 acquisitions in 2010 with a total spend of €249 million, adding 34 quarries (579 million tonnes of reserves), 14 asphalt plants and 25 readymixed concrete plants with annual production of 8 million tonnes of aggregates, 1 million tonnes of asphalt and 0.5 million cubic metres of readymixed concrete. We also broke ground on a new granite quarry in Camak, Georgia, which is expected to be open in early 2012 and will supply our coastal Georgia and Florida asphalt business with stone, leveraging our extensive rail distribution network in the region.

Volumes / Prices

Like-for-like sales for Americas Materials were 7% lower than 2009. Residential construction declined only slightly (1%) from low levels, while non-residential construction declined by 14%. States and municipalities reduced highway spending due to significant budgetary pressures and this more than offset the benefits of the federal stimulus bill (American Recovery and Reinvestment Act, "ARRA"). On a like-for-like basis, volumes were down 4% in aggregates, 5% in asphalt and 8% in readymixed concrete, while construction revenues fell by 10%. With the benefit of acquisitions, volumes were up 1% in aggregates and asphalt, and up 5% in readymixed concrete, while construction revenues fell by 5%. By continuing to deliver superior quality and service, Americas Materials was able to raise aggregates and asphalt prices by 1%, while limiting price declines for readymixed concrete to 5% in a very competitive environment. Despite lower volumes and higher energy costs, the business continued to improve efficiency and reduce input costs resulting in flat unit production costs for aggregates and readymixed concrete. While asphalt throughput costs also were reduced and we used 7% more recycled asphalt per tonne of mix than in 2009, increases in bitumen prices resulted in higher unit costs and lower margins. Margins on contract paving services dropped sharply due to severe competition for infrastructure projects.

Energy and Other Costs

The price of bitumen, a key component of asphalt mix, increased 14% over 2009. Diesel and gasoline prices, important inputs to aggregates, readymixed concrete and paving operations, increased by 10% and 7% respectively. Our teams' leveraged operational best practices to increase efficiency, reduce costs, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. These actions, combined with the elimination of over €40 million fixed overhead costs through restructuring and other management action during 2010, partially offset the negative impact of lower volumes, higher energy costs and more competitive markets.

Regional Performance

Americas Materials' operations are geographically organised, segmented into East and West. The East contains four divisions and the West, which given the severe market declines during 2010, has been consolidated from four divisions to three in order to reduce costs and optimise performance.

East (65% of EBITDA)

Overall operating profit was lower than 2009 despite a strong performance in our Mid-Atlantic (PA, DE, MD, VA, WV, KY, TN, NC) and Central (OH, MI, IN) divisions, both of which delivered improved operating profit over a strong 2009. Operating profit in our Northeast division (ME, NH, VT, MA, RI, NY, NJ, CT) was lower than in 2009 and was down sharply in our Southeast division (GA, AL, SC, FL), which continues to be impacted by very weak residential markets.

West (35% of EBITDA)

Operating profit in our Central West division (MS, TX, OK, AR, MO, KS, TN, IA, MN, NE, IL, SD) was lower than in 2009. Operating profit declines were more marked in the Mountain West division (UT, WY, ID, CO, NM, MT, NV, AZ) and Northwest division (ID, WA, OR), both of which experienced a steepdecline due to less public and private work than in 2009.

AMERICAS PRODUCTS

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	-3%	2,469	2,536	-67	-230	+2	-	-	+161
EBITDA*	-11%	154	173	-19	-51	-	+18	-	+14
Op.profit*	n/m	(24)	23	-47	-42	-1	+18	-27	+5
EBITDA/sales		6.2%	6.8%
Op.profit/sales		-1.0%	0.9%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €29 million (2009: €47 million); impairment charges of €40 million were incurred (2009: €13 million)

Americas Products experienced significant demand pressures, with further declines in all of our markets, in particular the non-residential sector, as the year progressed. This was most evident in our BuildingEnvelope™ and late-cycle concrete product segments. Like-for-like sales were down 9% compared with 2009. The adverse impact of the volume declines, together with the impairment charge (mainly relating to Ivy Steel), were only partly offset by ongoing cost restructuring initiatives and the non-recurrence of inventory write-downs recorded by MMI in 2009, resulting in an operating loss of €24 million for 2010 (2009: operating profit of €23 million).

Our Architectural Products business unit completed two bolt-on transactions during 2010. The acquisition of a leading supplier of soils, mulches and decorative stone in September expanded the footprint of our lawn and garden business providing a strong plant network to service retailers in the central and upper Midwest. In the same month, our existing masonry business in Illinois and Wisconsin was strengthened with the purchase of a block manufacturer in the Chicago metropolitan area.

Building Products (75% of EBITDA)

With effect from January 2011, the Architectural, Precast, and MMI groups were combined to form a new product group - Building Products. The new organisational alignment will accelerate the capture of market growth opportunities while streamlining common business processes and functions.

Architectural Products (APG) faced difficult trading conditions in 2010 due to continued weakness in the residential construction sector and further declines in non-residential markets. The overall challenging market environment was somewhat offset by solid growth in Canada and relative stability in both the DIY and professional RMI segments. The cost reduction measures implemented since 2008 have sharply reduced the cost structure and rationalised the capacity of APG, resulting in margin stability in 2010 while setting the stage for strong profit improvement once volumes begin to recover. Overall, APG recorded a similar level of US dollar operating profit to 2009, on a 7% decline in like-for-like sales.

In our Precast group, weak residential activity in 2010 again negatively affected demand for precast products throughout the US. This impact was compounded by further declines in the commercial sector, particularly in the eastern US. Overall, full-year volumes fell by 5% compared with 2009. A generally more competitive pricing environment eroded some of the improvements in contribution margin that had been generated in 2009. Reduced overhead levels somewhat mitigated the impact, but overall operating profit was lower.

MMI continued to be impacted by the deepening decline in non-residential construction activity which led to a further decrease in sales; the favourable impact in 2010 of the absence of 2009's significant inventory write-down was more than offset by the impairment charge recorded as a result of the divestment in November of the Ivy Steel welded wire reinforcement business.

BuildingEnvelope™ (15% of EBITDA)

Sales continued to be weak due to sharp declines in commercial activity. Order and quoting volumes remained slow and building delays and cancellations continued to be a challenge. In this environment we focussed on maintaining market share, tightening cost control, improving our processes and ensuring customer satisfaction, while maintaining our ongoing emphasis on quality. Pricing continued to be intensely competitive and sales and operating profit sharply declined for the year.

South America (10% of EBITDA)

Our South American operations benefited from better economic conditions in 2010 in Chile and Argentina. While performance improved in our Argentine ceramic tile and glass businesses, margins declined in an inflationary cost environment in the second half of the year. Our Chilean glass business performed well in a buoyant construction market. The Santiago-based distribution business also recovered from a challenging year in 2009, and operating profit improved. Overall, sales and operating profit in our South American operations advanced strongly for the year.

AMERICAS DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2010	2009	Change	Organic	Acquisitions	Restructuring	Impairment	Exchange
Sales revenue	+6%	1,239	1,173	+66	+2	+3	-	-	+61
EBITDA*	+54%	60	39	+21	+16	-	+3	-	+2
Op.profit*	+147%	37	15	+22	+18	-	+3	-	+1
EBITDA/sales		4.8%	3.3%
Op.profit/sales		3.0%	1.3%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €1 million (2009: €4 million); no impairment charges were incurred in either 2010 or 2009

Americas Distribution, trading as Allied Building Products (Allied), experienced another challenging year in 2010. Activity levels in both segments of our business were impacted, but with the benefit of lower operating costs and stable gross margins, operating profit improved significantly from 2009.

Since 2008, Allied has closed or merged 27 locations, many in smaller markets, and added 3 locations. This process has provided an opportunity to evaluate Allied's market footprint and to position the business for future opportunities. In addition, the business has concentrated on purchasing and transportation initiatives, rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach has substantially benefited 2010 operating results.

Due to the continued downturn in the macroeconomic environment, Allied curtailed capital spending and kept development activity to a minimum; during 2010 we acquired one Exterior Products distributor in Sacramento, CA.

In order to further penetrate the competitive marketplace, Allied launched a new product initiative in 2010. "TriBuilt Materials" was established to provide a proprietary private label brand of products sold exclusively through Allied's network of Exterior and Interior branches. This product initiative differentiates Allied in the market while building an exclusive brand identity. TriBuilt® enables Allied to vertically integrate many of its higher-margin items, simultaneously enhancing profit margins and purchasing efficiencies. As brand awareness expands within the contractor community, Allied will add more products to this profitable operating segment.

Exterior Products (85% of EBITDA)

Allied is one of the top three distributors in this segment in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Markets continue to be challenged as US shipments of asphalt roofing shingles declined further, down 8.5% on 2009, impacted by the historically low level of new housing starts. Despite this, solid performance from the Northeast, Mid-Atlantic, Upper Midwest and Colorado regions has enabled the Exterior Products division to experience sales growth and a good advance in operating profit for the year.

Interior Products (15% EBITDA)

This business area has low exposure to weather-driven replacement activity and is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market continued to decline as shipments of wallboard, one barometer of market activity, declined 9% in Allied's market areas. Despite a 12% decline in sales, operating performance stabilised due to a strong presence in Hawaii, the benefit of lower operating costs and the consolidation of smaller and underperforming locations.

CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 December 2010

	2010	2009
	€ m	€ m
Revenue	17,173	17,373
Cost of sales	(12,363)	(12,510)
Gross profit	4,810	4,863
Operating costs	(4,112)	(3,908)
Group operating profit	698	955
Profit on disposals	55	26
Profit before finance costs	753	981
Finance costs	(380)	(419)
Finance revenue	133	122
Group share of associates' profit after tax	28	48
Profit before tax	534	732
Income tax expense	(95)	(134)
Group profit for the financial year	439	598

Profit attributable to:
Equity holders of the Company	432	592
Non-controlling interests	7	6
Group profit for the financial year	439	598

Earnings per Ordinary Share
Basic	61.3c	88.3c
Diluted	61.2c	87.9c

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended 31 December 2010

	2010	2009
	€ m	€ m

Group profit for the financial year	439	598

Other comprehensive income
Currency translation effects	519	(96)
Actuarial loss on Group defined benefit pension obligations	(33)	(67)
Gains relating to cash flow hedges	10	15
Tax on items recognised directly within other comprehensive income	4	18
Net income/(expense) recognised directly within other comprehensive income	500	(130)
Total comprehensive income for the financial year	939	468

Attributable to:
Equity holders of the Company	927	462
Non-controlling interests	12	6
Total comprehensive income for the financial year	939	468

CONSOLIDATED BALANCE SHEET

As at 31 December 2010

	2010	2009
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,892	8,535
Intangible assets	4,305	4,095
Investments accounted for using the equity method	1,037	962
Other financial assets	149	128
Derivative financial instruments	194	244
Deferred income tax assets	385	337
Total non-current assets	14,962	14,301
Current assets
Inventories	2,187	2,008
Trade and other receivables	2,419	2,454
Current income tax recoverable	112	77
Derivative financial instruments	14	5
Liquid investments	37	66
Cash and cash equivalents	1,730	1,372
Total current assets	6,499	5,982
Total assets	21,461	20,283
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	244	241
Preference share capital	1	1
Share premium account	3,915	3,778
Treasury Shares and own shares	(199)	(279)
Other reserves	147	128
Foreign currency translation reserve	(226)	(740)
Retained income	6,446	6,508
	10,328	9,637
Non-controlling interests	83	73
Total equity	10,411	9,710

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,695	4,943
Derivative financial instruments	33	78
Deferred income tax liabilities	1,693	1,519
Trade and other payables	163	167
Retirement benefit obligations	474	454
Provisions for liabilities	253	240
Total non-current liabilities	7,311	7,401

Current liabilities
Trade and other payables	2,686	2,471
Current income tax liabilities	199	192
Interest-bearing loans and borrowings	666	381
Derivative financial instruments	54	8
Provisions for liabilities	134	120
Total current liabilities	3,739	3,172
Total liabilities	11,050	10,573
Total equity and liabilities	21,461	20,283

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December 2010

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
Group profit for 2010	-	-	-	-	-	432	7	439
Other comprehensive income	-	-	-	-	514	(19)	5	500
Total comprehensive income	-	-	-	-	514	413	12	939
Issue of share capital	3	137	-	-	-	-	-	140
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	10	-	-	-	10
Tax relating to share-based payment	-	-	-	-	-	(2)	-	(2)
Treasury/own shares re-issued	-	-	80	-	-	(80)	-	-
Share option exercises	-	-	-	-	-	45	-	45
Dividends	-	-	-	-	-	(438)	(6)	(444)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	6	6
Acquisition of non-controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411
For the financial year ended 31 December 2009
At 1 January 2009	187	2,448	(378)	87	(644)	6,387	70	8,157
Group profit for 2009	-	-	-	-	-	592	6	598
Other comprehensive income	-	-	-	-	(96)	(34)	-	(130)
Total comprehensive income	-	-	-	-	(96)	558	6	468
Issue of share capital	55	1,330	-	-	-	-	-	1,385
Share-based payment
- share option schemes	-	-	-	18	-	-	-	18
- Performance Share Plan	-	-	-	10	-	-	-	10
Reclassification of Performance Share Plan expense	-	-	(13)	13	-	-	-	-
Tax relating to share-based payment	-	-	-	-	-	3	-	3
Treasury/own shares re-issued	-	-	114	-	-	(114)	-	-
Own shares acquired	-	-	(2)	-	-	-	-	(2)
Share option exercises	-	-	-	-	-	60	-	60
Dividends	-	-	-	-	-	(386)	(7)	(393)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	4	4
At 31 December 2009	242	3,778	(279)	128	(740)	6,508	73	9,710

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial year ended 31 December 2010

	2010	2009
	€ m	€ m
Cash flows from operating activities
Profit before tax	534	732
Finance costs (net)	247	297
Group share of associates' profit after tax	(28)	(48)
Profit on disposals	(55)	(26)
Group operating profit	698	955
Depreciation charge (including impairments)	786	794
Amortisation of intangible assets (including impairments)	131	54
Share-based payment expense	19	28
Other movements	(35)	(37)
Net movement on working capital and provisions	142	740
Cash generated from operations	1,741	2,534
Interest paid (including finance leases)	(283)	(294)
Decrease in liquid investments	33	65
Corporation tax paid	(100)	(104)
Net cash inflow from operating activities	1,391	2,201

Cash flows from investing activities
Proceeds from business and non-current asset disposals	188	103
Interest received	35	31
Dividends received from associates	51	38
Purchase of property, plant and equipment	(466)	(532)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(436)	(174)
Investments in and advances to associates	(49)	(235)
Advances to joint ventures and purchase of trade investments	(18)	(9)
Decrease/(increase) in finance-related receivables	115	(115)
Deferred and contingent acquisition consideration paid	(27)	(37)
Net cash outflow from investing activities	(607)	(930)

Cash flows from financing activities
Proceeds from issue of shares (net)	-	1,237
Proceeds from exercise of share options	45	60
Acquisition of non-controlling interests	(2)	-
Increase in interest-bearing loans, borrowings and finance leases	566	757
Net cash flow arising from derivative financial instruments	82	16
Treasury/own shares purchased	-	(2)
Repayment of interest-bearing loans, borrowings and finance leases	(885)	(2,501)
Dividends paid to equity holders of the Company	(298)	(238)
Dividends paid to non-controlling interests	(6)	(7)
Net cash outflow from financing activities	(498)	(678)

Increase in cash and cash equivalents	286	593

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,372	799
Translation adjustment	72	(20)
Increase in cash and cash equivalents	286	593
Cash and cash equivalents at 31 December	1,730	1,372

RECONCILIATION OF OPENING TO CLOSING NET DEBT

For the financial year ended 31 December 2010

	2010	2009
	€ m	€ m

Net debt at 1 January	(3,723)	(6,091)
Decrease in liquid investments	(33)	(65)
Debt in acquired companies	(37)	(3)
Increase in interest-bearing loans, borrowings and finance leases	(566)	(757)
Net cash flow arising from derivative financial instruments	(82)	(16)
Repayment of interest-bearing loans, borrowings and finance leases	885	2,501
Increase in cash and cash equivalents	286	593
Mark-to-market debt adjustment	18	(5)
Translation adjustment	(221)	120
Net debt at 31 December	(3,473)	(3,723)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Consolidated Financial Statements

1 Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of new IFRS

A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing, the Group's 2010 financial statements. The main changes are described below. Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.

The Group has adopted IFRS 3 Business Combinations (revised) which has been applied to business combinations for which the acquisition date is on or after 1 January 2010. It has also adopted IAS 27 Consolidated and Separate Financial Statements (revised) in the current financial year.

The most significant changes to the previous accounting policies upon adoption of these revised accounting standards are as follows:

IFRS 3

Ø acquisition-related costs which previously would have been included in the cost of a business combination are now expensed within operating costs as incurred;

Ø any changes to the cost of a business combination, including contingent consideration, resulting from events after the date of acquisition are recognised in profit or loss. Such changes would previously have resulted in an adjustment to goodwill (changes to contingent consideration which arose in respect of acquisitions occurring prior to 1 January 2010 will continue to be adjusted against goodwill);

Ø any pre-existing equity interest in the acquired entity is re-measured at fair value at the date of obtaining control, with any resulting gain or loss recognised in profit or loss.

IAS 27

Ø any changes in the Group's ownership interest subsequent to the date of obtaining control and any changes in the Group's ownership interest that do not result in a loss of control are recognised directly in equity, with no adjustment to goodwill;

Ø losses are allocated to non-controlling interests even if they exceed the non-controlling interest's share of equity in the subsidiary.

With the exception of IFRS 3 (revised) and IAS 27 (revised), the application of the other standards and interpretations noted above did not result in material changes in the Group's Consolidated Financial Statements.

Assets held-for-sale

The net assets of the Insulation group (part of the Europe Products segment), which are in the process of being sold, have not been separately disclosed as held-for-sale as they are not material in the context of the Group.

2 Translation of Foreign Currencies

This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2010	2009	2010	2009
US Dollar	1.3257	1.3948	1.3362	1.4406
Pound Sterling	0.8578	0.8909	0.8608	0.8881
Polish Zloty	3.9947	4.3276	3.9750	4.1045
Ukrainian Hryvnya	10.5478	11.2404	10.5676	11.4738
Swiss Franc	1.3803	1.5100	1.2504	1.4836
Canadian Dollar	1.3651	1.5850	1.3322	1.5128
Argentine Peso	5.1898	5.2111	5.2744	5.4885
Turkish Lira	1.9965	2.1631	2.0694	2.1547
Indian Rupee	60.5878	67.4271	59.7580	66.9539

3 Key Components of 2010 Performance

€ million	Revenue	EBITDA*	Operating profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

2009 as reported	17,373	1,803	955	26	(297)	48	732
Exchange effects	671	78	46	1	(8)	2	41
2009 at 2010 rates	18,044	1,881	1,001	27	(305)	50	773
Incremental impact in 2010 of:
- 2009/2010 acquisitions	304	40	26	-	(6)	-	20
- Restructuring costs (i)	-	105	105	-	-	-	105
- Impairment costs (i)	-	-	(61)	-	-	(22)	(83)
- Ongoing operations	(1,175)	(411)	(373)	28	64	-	(281)
2010 as reported	17,173	1,615	698	55	(247)	28	534
% change v. 2009	-1%	-10%	-27%				-27%

(i) Restructuring charges amounted to €100 million in 2010 (2009: €205 million), resulting in an incremental cost in 2010 of €105 million. Total impairment charges in 2010 were €124 million (2009: €41 million), with an incremental cost of €83 million in 2010.

* Defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

4 Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full year 2010 (2009: 48%), while EBITDA for the first six months of 2010 represented 32% of the full year outturn (2009: 36%).

5 Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets

	2010		2009
	€ m	%	€ m	%
Revenue
Europe Materials	2,665	15.5	2,749	15.8
Europe Products	2,817	16.4	3,002	17.3
Europe Distribution	3,566	20.8	3,633	20.9
Americas Materials	4,417	25.7	4,280	24.6
Americas Products	2,469	14.4	2,536	14.6
Americas Distribution	1,239	7.2	1,173	6.8
	17,173	100.0	17,373	100.0

Share of joint ventures	1,061		1,095
EBITDA*
Europe Materials	423	26.2	434	24.1
Europe Products	198	12.3	283	15.7
Europe Distribution	214	13.3	204	11.2
Americas Materials	566	35.0	670	37.2
Americas Products	154	9.5	173	9.6
Americas Distribution	60	3.7	39	2.2
	1,615	100.0	1,803	100.0

Share of joint ventures	128		149
Depreciation and amortisation (including impairments)
Europe Materials	172		177
Europe Products	187		167
Europe Distribution	79		67
Americas Materials	278		263
Americas Products	178		150
Americas Distribution	23		24
	917		848

Share of joint ventures	60		55
Operating profit
Europe Materials	251	36.0	257	26.9
Europe Products	11	1.6	116	12.2
Europe Distribution	135	19.3	137	14.3
Americas Materials	288	41.2	407	42.6
Americas Products	(24)	(3.4)	23	2.4
Americas Distribution	37	5.3	15	1.6
	698	100.0	955	100.0

Share of joint ventures	68		94
Profit on disposals
Europe Materials	4		4
Europe Products	13		1
Europe Distribution	21		5
Americas Materials	17		17
Americas Products	-		(1)
	55		26

Share of joint ventures	1		1

* Defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

5 Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

	2010		2009
	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 18)	698		955
Profit on disposals	55		26
Profit before finance costs	753		981
Finance costs (net)	(247)		(297)
Group share of associates' PAT	28		48
Profit before tax	534		732

Total Assets
Europe Materials	4,403	24.7	4,224	24.7
Europe Products	2,735	15.4	2,879	16.8
Europe Distribution	2,233	12.5	1,991	11.7
Americas Materials	5,495	30.9	5,166	30.2
Americas Products	2,279	12.8	2,221	13.0
Americas Distribution	658	3.7	611	3.6
	17,803	100.0	17,092	100.0
Reconciliation to total assets as reported in
the Consolidated Balance Sheet:
Investments	1,037		962
Other financial assets	149		128
Derivative financial instruments	208		249
Income tax assets	497		414
Liquid investments	37		66
Cash and cash equivalents	1,730		1,372
Total Assets	21,461		20,283

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the 2010 Annual Report.

6 Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	2010	2009
	€ m	€ m
Profit attributable to equity holders of the Company	432	592
Preference dividends	-	-
Numerator for basic and diluted earnings per Ordinary share	432	592
Amortisation of intangible assets (including impairments)	131	54
Impairment of financial assets	22	-
Depreciation charge (including impairments)	786	794
Numerator for cash earnings per Ordinary Share	1,371	1,440

	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary shares (millions) in issue	704.6	670.8
Effect of dilutive potential Ordinary shares (share options)	1.0	2.7
Denominator for diluted earnings per Ordinary Share	705.6	673.5

Earnings per Ordinary Share	€ cent	€ cent
- basic	61.3	88.3
- diluted	61.2	87.9
Cash earnings per Ordinary Share (i)	194.6	214.7

(i) Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

7 Net debt

	2010	2009
Net debt	€ m	€ m
Non-current assets Derivative financial instruments	194	244
Current assets Derivative financial instruments	14	5
Liquid investments	37	66
Cash and cash equivalents	1,730	1,372
Non-current liabilities Interest-bearing loans and borrowings	(4,695)	(4,943)
Derivative financial instruments	(33)	(78)
Current liabilities Interest-bearing loans and borrowings	(666)	(381)
Derivative financial instruments	(54)	(8)
Total net debt	(3,473)	(3,723)
Group share of joint ventures' net debt included above	(93)	(114)

Gross debt, net of derivatives, matures as follows:	2010	2009
	€ m	€ m
Within one year	706	384
Between one and two years	341	553
Between two and five years	1,852	2,225
After five years	2,341	1,999
	5,240	5,161

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2010	2009
	€ m	€ m
Within one year	366	203
Between one and two years	781	391
Between two and five years	197	949
After five years	36	26
	1,380	1,569

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1) Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2010 the ratio was 7.3 times (2009: 6.1 times).

(2) Minimum interest cover (excluding share of joint ventures) defined as PBITDA plus rentals/net interest plus rentals (all as defined in the relevant agreement) cover at no lower than 3.0 times. As at 31 December 2010 the ratio was 3.9 times (2009: 3.8 times).

(3) Maximum debt cover (excluding share of joint ventures) defined as consolidated total net debt/PBITDA (all as defined in the relevant agreement) cover (taking into account proforma adjustments for acquisitions and disposals) at no higher than 3.5 times. As at 31 December 2010 the ratio was 2.1 times (2009: 2.2 times).

8 Finance Costs (net)

Net finance costs for the financial year were as follows:	2010	2009
	€ m	€ m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	237	265
Net pension related finance cost	10	8
Charge to unwind discount on provisions/deferred consideration	19	19
Net (credit)/charge re change in fair value of derivatives	(19)	5
Total net finance costs	247	297
Group share of joint ventures' net finance costs included above	7	7

9 Summarised Cash Flow

	2010	2009
	€ m	€ m
Inflows
Profit before tax	534	732
Depreciation (including impairments)	786	794
Amortisation of intangibles (including impairments)	131	54
Working capital inflow	256	661
	1,707	2,241
Outflows
Tax paid	(100)	(104)
Dividends	(438)	(386)
Capital expenditure	(466)	(532)
Other	(38)	(59)
	(1,042)	(1,081)

Operating cash inflow	665	1,160
Acquisitions and investments	(567)	(458)
Proceeds from disposals	188	103
Share issues (net)	185	1,443
Translation	(221)	120
Decrease in net debt	250	2,368

10 Acquisitions

The principal acquisitions completed during the year ended 31 December 2010 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials: India: readymixed concrete assets of My Home Construction Private (50% - 1 January); the Netherlands: readymixed concrete assets of Dekker (1 April); Portugal: Alves Quarry (49% - 26 March); Switzerland: 90% of RISI (30 September); United Kingdom: Dan Morrissey Concrete UK (24 June).

Europe Distribution: Belgium: 75% of Sax Sanitair (6 August); Germany: increased stake in Bauking from 48% to 98% (21 December).

Americas Materials: Arkansas: Rains Contracting (29 October) and Sebastian County Sand & Gravel (23 December); Colorado: Sky Ute Sand & Gravel (30 July); Florida: Frasier sand reserves (24 September); Kansas: Shawnee Rock (16 June); Maine: Vaughn Thibodeau & Sons (21 July); Missouri: Sedalia Quarry (31 March); New York: A.L. Blades & Sons (26 March); Ohio: additional reserves in Navarre (8 April), selected assets of Lafarge in Northeast Ohio (8 April) and Schwab (2 June, also Florida); Texas: asphalt assets of Austin Bridge and Road (9 April) and Armor Materials (6 August); Utah: Binggeli (8 June), Construction Materials Company (10 December) and Reynolds Brothers (29 December); Virginia: MAC Construction (1 December); West Virginia: Appalachian Paving and Aggregate (30 June).

Americas Products: Illinois: Chicago Block Company (17 September); Oklahoma: Green County Soils (30 September, also Kansas).

Americas Distribution: California: Olympic Supply (28 September).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2010	2009
Assets	€ m	€ m
Non-current assets
Property, plant and equipment	321	110
Intangible assets	45	2
Investments in associates	4	-
Other financial assets	2	-
Deferred income tax assets	1	4
Total non-current assets	373	116
Current assets
Inventories	92	11
Trade and other receivables (iv)	80	22
Cash and cash equivalents	33	4
Total current assets	205	37

Liabilities
Non-current liabilities
Deferred income tax liabilities	(29)	(2)
Retirement benefit obligations	(3)	-
Provisions for liabilities (stated at net present cost)	(6)	(1)
Non-current interest-bearing loans and borrowings and finance leases	(10)	(2)
Total non-current liabilities	(48)	(5)

Current liabilities
Trade and other payables	(64)	(14)
Current income tax liabilities	(6)	-
Provisions for liabilities (stated at net present cost)	(1)	-
Current interest-bearing loans and borrowings and finance leases	(27)	(1)
Total current liabilities	(98)	(15)

Total identifiable net assets at fair value	432	133
Goodwill arising on acquisition (i)	82	64
Non-controlling interests *	(6)	(4)
Associate becoming a subsidiary	-	(7)
Total consideration	508	186

Consideration satisfied by
Cash payments	469	178
Deferred consideration (stated at net present cost)	26	7
Contingent consideration (ii)	(3)	1
	492	186
Profit on step acquisition (iii)	16	-
Total consideration	508	186

Net cash outflow arising on acquisition
Cash consideration	469	178
Less: cash and cash equivalents acquired	(33)	(4)
	436	174

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. €46 million of the goodwill recognised in respect of acquisitions completed in 2010 is expected to be deductible for tax purposes.

(ii) The fair value of contingent consideration recognised at date of acquisition is arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or ratios on net asset thresholds must be exceeded. The negative contingent consideration recognised above of €3 million is net of adjustments to previously recognised contingent consideration balances. On an undiscounted basis, the future payments for which the Group may be liable range from €nil million to a maximum of €14 million.

(iii) As disclosed above, our joint venture Bauking became a subsidiary during the course of the financial year. In accordance with IFRS 3, the re-measurement to fair value of the Group's pre-existing equity interests prior to acquisition resulted in a gain of €16 million being reflected in profit on disposals in the Consolidated Income Statement as follows:

€ m

Book value of net assets (48%) preceding step acquisition	74
Deemed proceeds on step acquisition	90
Profit on step acquisition	16

The provisional fair value of 100% of net assets at the date of acquisition was €188 million.

(iv) The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €83 million. The fair value of these receivables is €80 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €3 million.

Acquisition-related costs

Acquisition-related costs amounting to €3 million have been included in operating costs in the Consolidated Income Statement.

Contingent Liabilities

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	251	117	(1)	6	373
Current assets	195	8	-	2	205
Non-current liabilities	(50)	3	-	(1)	(48)
Current liabilities	(84)	(9)	-	(5)	(98)
Non-controlling interests	(6)	-	-	-	(6)
Identifiable net assets acquired	306	119	(1)	2	426
Goodwill arising on acquisition	191	(103)	1	(7)	82
Total consideration (including profit on step acquisition)	497	16	-	(5)	508

The following table analyses the 28 acquisitions (2009: 14 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of these segments:

Reportable Segments	Number of Acquisitions		Goodwill		Consideration *
	2010	2009	2010	2009	2010	2009
			€ m	€ m	€ m	€ m
Europe Materials	5	2	3	2	102	11
Europe Distribution	2	1	34	4	146	12
Americas Materials	18	10	42	60	238	164
Americas Products	2	-	8	-	24	-
Americas Distribution	1	1	2	-	3	1
	28	14	89	66	513	188

* Includes profit on step acquisition

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2010	2009
	€ m	€ m
Revenue	174	43
Cost of sales	(131)	(35)
Gross profit	43	8
Operating costs	(29)	(5)
Group operating profit	14	3
Profit on disposals	-	-
Profit before finance costs	14	3
Finance costs (net)	(2)	(1)
Profit before tax	12	2
Income tax expense	(3)	(1)
Group profit for the financial year	9	1

The revenue and profit of the Group determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	2010 acquisitions	CRH Group excluding 2010 acquisitions	Pro-forma consolidated Group	Pro-forma 2009
	€ m	€ m	€ m	€ m
Revenue	750	16,999	17,749	17,518
Group profit for the financial year	32	430	462	616

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events After the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

11 Retirement Benefit Obligations

As disclosed in the Annual Report for the year ended 31 December 2010, the Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial Assumptions

The financial assumptions employed in the valuation of scheme liabilities for the current and prior years were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2010	2009	2010	2009	2010	2009	2010	2009
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.00	4.00	4.40	4.50	2.25	2.25	3.50	3.50
- pensions in payment	2.00	2.00	3.40-3.70	3.50-3.70	0.25	0.50	-	-
Inflation	2.00	2.00	3.40	3.50	1.50	1.50	2.00	2.00
Discount rate	5.45	6.00	5.30	5.75	2.85	3.25	5.40	5.75
Medical cost trend rate	5.25	5.25	n/a	n/a	n/a	n/a	7.50	9.50

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 Employee Benefits are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

Future life expectations*:	Republic of Ireland		Britain & Northern Ireland		Switzerland
	2010	2009	2010	2009	2010	2009
Current retirees: Male Current retirees: Female	20.9 23.9	20.7 23.8	22.9 25.6	22.7 25.5	18.7 22.3	18.5 22.0
Future retirees: Male Future retirees: Female	22.1 25.0	21.8 24.8	24.6 27.3	24.5 27.2	18.7 22.3	18.5 22.0

* The above mortality data allow for future improvements in life expectancy.

The expected rates of return for 2010 on the assets held by the various defined benefit pension schemes in operation throughout the Group are disclosed in the 2009 Annual Report. The methodology applied in relation to the expected returns on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions are attributable to the fact that the bond assets held by many of the Group's schemes are an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the schemes.

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net deficit
	2010	2009	2010	2009	2010	2009
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	1,605	1,414	(2,059)	(1,828)	(454)	(414)
Translation adjustment	116	18	(130)	(21)	(14)	(3)
Arising on acquisition	26	-	(29)	-	(3)	-
Disposals	(38)	-	43	-	5	-
Employer contributions paid	78	70	-	-	78	70
Employee contributions paid	16	16	(16)	(16)	-	-
Benefit payments	(99)	(113)	99	113	-	-
Past service cost: benefit enhancements	-	-	(2)	(12)	(2)	(12)
Actual return on scheme assets	129	200	-	-	129	200
Current service cost	-	-	(44)	(44)	(44)	(44)
Interest cost on scheme liabilities	-	-	(106)	(95)	(106)	(95)
Actuarial gain/(loss) arising on:
- experience variations	-	-	36	(13)	36	(13)
- changes in assumptions	-	-	(102)	(167)	(102)	(167)
Settlement/curtailment	(18)	-	21	24	3	24
At 31 December	1,815	1,605	(2,289)	(2,059)	(474)	(454)
Related deferred tax asset (net)					108	103
Net pension liability					(366)	(351)

12 Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2009 and 2010 financial years. Sales to and purchases from associates during the financial year ended 31 December 2010 amounted to €27 million (2009: €17 million) and €479 million (2009: €458 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

13 Events after the Balance Sheet Date

There have been no material events subsequent to the end of the year (31 December 2010) which would require disclosure in this report.

14 Statutory Accounts and Audit Opinion

The financial information presented in this report does not represent "full group accounts" under Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland. Full statutory accounts for the year ended 31 December 2010 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December 2009, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

15 Other

	2010	2009
EBITDA* interest cover (times)	6.5	6.1
EBIT** interest cover (times)	2.8	3.2
Average shares in issue	704.6m	670.8m
Net dividend paid per share (euro cent)	62.5c	62.2c
Net dividend declared for the year (euro cent)	62.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)	1.0x	1.4x
	€ m	€ m
Depreciation charge (including impairments) - subsidiaries	726	739
Depreciation charge (including impairments) - share of joint ventures	60	55
Amortisation of intangibles (including impairments) - subsidiaries	131	54
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements	305	272
- Authorised by the Directors but not contracted for	143	139
Market capitalisation at year-end (euro m)	10,992	13,271
Total equity at year-end (euro m)	10,411	9,710
Net debt (euro m)	3,473	3,723
Net debt as a percentage of market capitalisation	32%	28%
Net debt as a percentage of total equity	33%	38%

* EBITDA = earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** EBIT = earnings before interest, tax, profit on disposals and the Group's share of associates' profit after tax.

16 Board Approval

This announcement was approved by the Board of Directors of CRH plc on 28 February 2011.

17 Annual Report and Annual General Meeting (AGM)

The 2010 Annual Report is expected to be posted to those shareholders who have requested a paper copy on 31 March 2011 together with details of the Scrip Dividend Offer in respect of the final 2010 dividend. The 2010 Annual Report will be available on the Company's website, www.crh.com, from 1 April 2011. A paper copy of the Annual Report may be obtained at the Company's registered office from that date. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 4 May 2011.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group's operations and the Group's decentralised organisational structure, are as follows:

Economic, strategic and operational

· CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group's products in areas affected by adverse weather conditions. Financial performance is also impacted by government funding programmes (largely for infrastructure) and volatility in fuel and other commodity/raw material prices. The adequacy and timeliness of management response to unfavourable events (including, in particular, changes in volumes and prices) is critical.

· As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

· CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.

· Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.

· Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

· CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.

· Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Financial and reporting

· CRH uses financial instruments throughout its businesses thus giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise its existing debt capacity or otherwise obtain financing for the Group's operations.

· CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

· In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

· CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

· Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Compliance and regulatory

· CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

· CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

As demonstrated by CRH's proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report as set out in the Annual Report.

*******

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  1 March, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director